Exhibit 23.4

Consent of Independent Accountants

The Board of Directors

Apple REIT Six, Inc.

Richmond, Virginia

We consent to the following with respect to a Post-Effective Amendment on Form S-11 filed with the Securities and Exchange Commission by Apple REIT Six, Inc.:

(1)	the use of our report dated July 9, 2004 with respect to the balance sheets of the Fort Worth, Texas Springhill Suites Hotel as of December 31, 2003 and 2002, and the related statements of partners’ capital (deficit) and cash flows for the years then ended

(2)	the use of our report dated June 9, 2004 with respect to the balance sheets of the Redmond, Washington-Marriott Town Center Hotel as of December 31, 2003 and 2002, and the related statements of operations, partners’ capital and cash flows for the years then ended

(3)	the references to our firm as “experts” in such Post-Effective Amendment.

/s/ L.P. Martin & Company, P.C.

Richmond, Virginia

June 13, 2005